UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1 – Exit Filing)

frontdoor, inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

35905A109

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35905A109

1	Name of Reporting Person ServiceMaster Global Holdings, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 0%

12	Type of Reporting Person CO

CUSIP No. 35905A109

1	Name of Reporting Person CDRSVM Investment Holding, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 0%

12	Type of Reporting Person OO

CUSIP No. 35905A109

1	Name of Reporting Person CDRSVM Holding, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 0%

12	Type of Reporting Person OO

CUSIP No. 35905A109

1	Name of Reporting Person The ServiceMaster Company, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 0%

12	Type of Reporting Person OO

Item 1(a):	Name of Issuer: frontdoor, inc.
Item 1(b):	Address of Issuer’s Principal Executive Offices: 150 Peabody Place, Memphis, Tennessee 38103

Item 2(a):	Name of Person Filing: ServiceMaster Global Holdings, Inc. CDRSVM Investment Holding, LLC CDRSVM Holding, LLC The ServiceMaster Company, LLC
Item 2(b):	Address of Principal Business Office or, if none, Residence: 150 Peabody Place, Memphis, Tennessee 38103
Item 2(c):

Citizenship:
ServiceMaster Global Holdings, Inc. is a Delaware corporation.

CDRSVM Investment Holding, LLC is a Delaware limited liability company.

CDRSVM Holding, LLC is a Delaware limited liability company.

The ServiceMaster Company, LLC is a Delaware limited liability company.

Item 2(d):	Title of Class of Securities: Common Stock, $0.01 par value
Item 2(e):	CUSIP Number: 35905A109

Item 3:	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13(d)-1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4:	Ownership:

This Amendment No. 1 – Exit Filing (this “Amendment”) amends Item 4 of the statement on Schedule 13G filed on February 13, 2019 with respect to the Common Stock, par value $0.01 per share of frontdoor, inc. (the “Company”) as set forth below.

Explanatory Note:  On October 1, 2018, ServiceMaster completed the separation of the Company through the distribution of approximately 80.2% of the shares of Common Stock to ServiceMaster’s stockholders.  Immediately following the distribution, ServiceMaster indirectly, beneficially owned 16,734,092 shares, or approximately 19.8%, of Common Stock.

On March 27, 2019, pursuant to an Exchange Agreement, dated as of March 20, 2019, by and between The ServiceMaster Company, LLC (“SVM”) and Chase Lincoln First Commercial Corporation (“Chase Lincoln”), SVM transferred 16,734,092 shares of Common Stock to Chase Lincoln in exchange for certain indebtedness of SVM then owned by Chase Lincoln.  Following the Exchange, ServiceMaster no longer owned any shares of Common Stock.

Item 4(a):	Amount beneficially owned: 0 shares of Common Stock.
Item 4(b):	Percent of class: 0%.
Item 4(c):	Number of shares of which such person has:
	(i)	Sole power to vote or direct the vote: 0.
	(ii)	Shared power to vote or direct the vote: 0.
	(iii)	Sole power to dispose or direct the disposition of: 0.
	(iv)	Shared power to dispose or direct the disposition of: 0.

Item 5:	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following   ☒

Item 6:	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not applicable.

Item 8:	Identification and Classification of Members of the Group:
Not applicable.

Item 9:	Notice of Dissolution of a Group:
Not applicable.

Item 10:	Certifications:
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 27, 2019

SERVICEMASTER GLOBAL HOLDINGS, INC.

By:	/s/ Anthony D. DiLucente
Name:	Anthony D. DiLucente
Title:	Senior Vice President & Chief Financial Officer

CDRSVM INVESTMENT HOLDING, LLC

By:	/s/ Anthony D. DiLucente
Name:	Anthony D. DiLucente
Title:	Senior Vice President & Chief Financial Officer

CDRSVM HOLDING, LLC

By:	/s/ Anthony D. DiLucente
Name:	Anthony D. DiLucente
Title:	Senior Vice President & Chief Financial Officer

THE SERVICEMASTER COMPANY, LLC

By:	/s/ Anthony D. DiLucente
Name:	Anthony D. DiLucente
Title:	Senior Vice President & Chief Financial Officer